Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

August 10, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that, in compliance with the rules set forth by the Comisión Nacional de Valores (N.T. 2013, as amended), on August 9, 2017, Grupo Financiero Galicia S.A. (“The Company”) accepted irrevocable offers made by Juan Carlos Angulo, Miguel Angel Innocenti and José Luis Innocenti to the Company for the sale of certain Class A and Class B common shares of Tarjetas Regionales S.A. Each offer individually represented 5,658,315 Class A common shares, book-entry, with a par value of Ps. 1 per share and each having 5 votes per share, and 10,508,299 Class B common shares, book-entry, with a par value Ps. 1 per share and each having 1 vote per share, amounting to a total of 16,974,945 Class A common shares and 31,524,897 Class B common shares, which represents a total of 4.5% of the issued and outstanding share capital of Tarjetas Regionales S.A. The total price for the sale of shares was USD $36,750,000.

The sale of shares described above will be completed before January 5, 2018.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com